Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
May 28, 2019
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

$211,000
Autocallable Barrier Notes with Step-up Premium and Contingent Return Feature

Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

► Callable annually on or after May 27, 2020 at par plus the applicable Call Premium if the Official Closing Level of each Underlying is at or above its Initial Level on the applicable Observation Date.

► Call Premium of 6.70% per annum

► Contingent payment of 10.00% payable at maturity if the Official Closing Level of the Least Performing Underlying on the Final Valuation Date is less than its Initial Level but greater than or equal to 70.00% of its Initial Level

► If the Notes are not called and the Least Performing Underlying declines by more than -30.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► 4 year term if not automatically called prior to maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Step-Up Premium and Contingent Return Feature (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $941.80 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$32.50	$967.50
Total	$211,000.00	$6,857.50	$204,142.50

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.25% and referral fees of up to 1.60% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 3.85% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.
Autocallable Barrier Notes with Step-Up Premium and Contingent Return Feature



This document relates to a single offering of Autocallable Barrier Notes with Step-Up Premium and Contingent Return Feature. The Notes will have the terms described in this document and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the least performing of two indices. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: SPX) and the Russell 2000® Index (Ticker: RTY) (each, an "Underlying" and together, the "Underlyings")
Trade Date:	May 28, 2019
Pricing Date:	May 28, 2019
Original Issue Date:	May 31, 2019
Final Valuation Date:	May 25, 2023, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	May 31, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	If the Official Closing Level of each Underlying is at or above its Initial Level on any Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.
Call Premium:	6.70% per annum.
	6.70% if called on the first Observation Date, 13.40% if called on the second Observation Date, 20.10% if called on the third Observation Date and 26.80% if called on the fourth Observation Date (the Final Valuation Date)
Contingent Return Payment:	10.00%, payable at maturity if the Notes are not called and the Final Return of the Least Performing Underlying is greater than or equal to -30.00%
Payment at Maturity:	Unless the Notes are automatically called prior to maturity, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called prior to maturity, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	■ **If the Final Return of the Least Performing Underlying is less than 0%, and therefore not called, but greater than or equal to -30.00%:**
	$1,000 + Contingent Return Payment.
	■ **If the Final Return of the Least Performing Underlying is less than -30.00%:**
	$1,000 + ($1,000 × Final Return of the Least Performing Underlying).
	If the Notes are not automatically called prior to maturity and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will not receive a Call Premium or Contingent Return Payment and will lose up to 100% of the Principal Amount

Observation Dates and Call Payment Dates:	**Observation Dates**	**Call Payment Dates**
	May 27, 2020	June 1, 2020
	May 26, 2021	June 1, 2021
	May 25, 2022	May 31, 2022
	May 25, 2023 (the Final Valuation Date)	May 31, 2023 (the Maturity Date)

Least Performing Underlying: The Underlying with the lowest Final Return.

Final Return: With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level: 2,802.39 with respect to SPX and 1,504.019 with respect to RTY, each of which was its Official Closing Level on the Pricing Date.

Final Level: With respect to each Underlying, its Official Closing Level on the Final Valuation Date.

Barrier Level: 1,961.673 with respect to SPX and 1,052.8133 with respect to RTY, each of which is 70.00% of its Initial Level

CUSIP/ISIN: 40435UMG6 / US40435UMG66

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Estimated Initial Value: The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors—The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any security included in either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this document, beginning on page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, together with the applicable Call Premium.

Contingent Return Payment

We will pay the Contingent Return Payment on the Maturity Date if the Notes are not called and the Official Closing Level of the Least Performing Underlying on the Final Valuation Date is less than its Initial Level but equal to or greater than its Barrier Level.

Payment at Maturity

Unless the Notes are automatically called prior to maturity, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value, determined as follows:

■ **If the Final Return of the Least Performing Underlying is less than 0%, and therefore not called, but is greater than or equal to -30.00%**:

 $1,000 + the Contingent Return Payment.

■ **If the Final Return of the Least Performing Underlying is less than -30.00%**:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Notes are not automatically called prior to maturity and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will not receive a Call Premium or the Contingent Return Payment and may lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

With respect to the SPX, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to the RTY, FTSE Russell is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Level of each of the Underlyings will be equal to or greater than its Initial Level on one or more of the Observation Dates.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of either Underlying.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Return of the Least Performing Underlying is less than -30.00%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to invest in a security in which the maximum return is limited to the Call Premium.

▸ You are willing to hold Notes that will be automatically called on any Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level .

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid on the stocks included in either of the Underlyings.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Level of one or both of the Underlyings will be less than its Initial Level on each of the Observation Dates, and below its Barrier Level on the Final Valuation Date.

▸ You seek an investment that provides an opportunity to participate in the appreciation of either Underlying.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Return of the Least Performing Underlying is less than -30.00%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unwilling to invest in a security in which the maximum return is limited to the Call Premium.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level , or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in either of the Underlyings.

▸ You seek an investment for which there will be an active secondary market.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Barrier Level. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Level of the Least Performing Underlying is less than its Initial Level . You may lose up to 100% of your investment at maturity.

You may not receive the Call Premium or the Contingent Return Payment.

The Notes may not be automatically called, and you may not receive the Call Premium or Contingent Return Payment. If the Official Closing Level of either Underlying on the Final Valuation Date is less than its Barrier Level, we will not pay you the Contingent Return Payment at maturity. If, on the Final Valuation Date, the Official Closing Level of either Underlying is less than its Barrier Level, you will not receive a positive return on the Notes, and you will lose some or all of your principal amount.

Your return on the Notes is limited to the principal amount plus the Call Premium, if any, regardless of any appreciation in the level of the Reference Asset.

If the Notes are called, for each $1,000 in principal amount, you will receive $1,000 at maturity plus the Call Premium, regardless of any appreciation in the level of either Underlying, which may be significant. Accordingly, an investment in the Notes may have a lower return than an investment in the securities included in one or both of the Underlyings.

The Notes are subject to the credit risk of HSBC USA Inc.
The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Call Premium, the Contingent Return Payment and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.
If the Notes are automatically called early, the holding period could be as little as approximately 1 year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.

If the Notes are not automatically called prior to maturity, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of your initial investment if the Final Level of the Least Performing Underlying is less than its Barrier Level, even if there is an increase in the level of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the level of each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Higher Call Premiums and Contingent Return Payments, or lower Barrier Levels are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the level of that Underlying could close below its Initial Level on an Observation Date or its Barrier Level on the Final Valuation Date, indicating a higher expected risk of (i) non-payment of any of the Call Premiums and the Contingent Return Payment or (ii) loss on the Notes. This greater expected risk will generally be reflected in higher Call Premiums and Contingent Return Payments than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Level or higher Contingent Call Premiums and Contingent Return Payments) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Call Premiums and the Contingent Return Payment may indicate an increased risk of loss. Further, a relatively lower Barrier Level may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The level of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 10 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the levels of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Levels of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. If the Notes are not called, even if the level of the Least Performing Underlying is greater than or equal to its Initial Level during the term of the Notes other than on the Observation Dates but then decreases on each Observation Date to a level that is less than its Initial Level, the return on the Notes may be less, and possibly significantly less, than it would have been had the Notes had been called. Similarly, even if the level of each Underlying is greater than or equal to its Barrier Level during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than its Barrier Level, the Contingent Return Payment will not be payable on the Maturity Date and the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective levels on the Observation Dates, whether the Notes will be automatically called and the Contingent Return Payment will not be payable on the Maturity Date will be based solely on the Official Closing Levels of the Underlyings on the applicable Observation Dates.

Changes that affect an Underlying may affect the level of that Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the reference sponsor of an Underlying, concerning additions, deletions and substitutions of the constituents included in that Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents or may affect the level of that Underlying. The policies of the reference sponsor with respect to the calculation of an Underlying could also affect the level of that Underlying. The Reference sponsor may discontinue or suspend calculation or dissemination of an Underlying. Any such actions could affect the level of an Underlying and the value of the Notes.

Owning the Notes is not the same as owning the stocks included in the Underlyings.

The return on your Notes may not reflect the return you would realize if you actually the stocks included in either Underlying. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the stocks included in the related Underlying.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of either Underlying relative to its Initial Level . We cannot predict the Official Closing Level of either Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Call Premium, Contingent Return Payment and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical Underlying performances. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Level	1,000.00 with respect to each Underlying*
▶	Hypothetical Barrier Level:	700.00 with respect to each Underlying (70.00% of the Initial Level)*
▶	Call Premium:	6.70% if called on the first Observation Date, 13.40% if called on the second Observation Date, 20.10% if called on the third Observation Date and 26.80% if called on the fourth Observation Date.
▶	Contingent Return Payment:	10.00%, payable at maturity if applicable. If the Official Closing Level of each Underlying the Final Valuation Date is less than its Initial Level but greater than or equal to its Barrier Level, the Contingent Return Payment will be paid and will equal $100 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Level of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Level of either Underlying. The actual Initial Level and Barrier Level of each Underlying was determined on the Pricing Date and set forth on page PS-3 of this document.

	Notes Are Called on the Second Observation Date		Notes Are Called on the Fourth Observation Date (the Final Valuation Date)		Notes Are Not Called on Any Observation Date			
	Example 1		Example 2		Example 3		Example 4	
	SPX	RTY	SPX	RTY	SPX	RTY	SPX	RTY
Initial Level	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00
Barrier Level	700.00	700.00	700.00	700.00	700.00	700.00	700.00	700.00
Official Closing Levels / Percentage Changes on the First Observation Date	1,050.00/ 5.00%	950.00/ -5.00%	980.00/ -2.00%	950.00/ -5.00%	750.00/ -25.00%	800.00/ -20.00%	800.00/ -20.00%	750.00/ -25.00%
Official Closing Levels / Percentage Changes on the Second Observation Date	1,300.00/ 30.00%	1,100.00/ 10.00%	1,050.00/ 5.00%	900.00/ -10.00%	800.00/ -20.00%	750.00/ -25.00%	750.00/ -25.00%	800.00/ -20.00%
Official Closing Levels / Percentage Changes on the Third Observation Date	N/A	N/A	850.00/ 15.00%	750.00/ -25.00%	750.00/ -25.00%	850.00/ -15.00%	900.00/ -10.00%	650.00/ -35.00%%
Official Closing Levels / Percentage Changes on the Final Valuation Date	N/A	N/A	1,100.00/ 10.00%	1,050.00/ 5.00%	900.00/ -10.00%	800.00/ -20.00%	1,050.00/ 5.00%	400.00/ -60.00%
Call Premium or Contingent Return Payment	$134.00 (Call Premium)		$268.00 (Call Premium)		$100.00 (Contingent Return Payment)		N/A	
Total Payment	$1,134.00 (upon automatic call)		$1,268.00 (upon automatic call)		$1,100.00 (at maturity)		$400 (at maturity)	
Return of the Notes	13.40%		26.80%		10.00%		-60.00%	

Example 1—The Official Closing Level of each Underlying on the second Observation Date is greater than or equal to its Initial Level, but not on the first Observation Date.

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Official Closing Level on the Third Observation Date	Final Level on Fourth Observation Date
SPX	1,000	1,050.00 / 5.00%	1,300.00 / 30.00%	N/A	N/A
RTY	1,000	950.00 / -5.00%	1,100.00 / 10.00%	N/A	N/A

Because the Official Closing Level of each Underlying on the second Observation Date is at or above its Initial Level, the Notes will be called and you will receive $1,134.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 13.40% return on the Notes.

Example 2—The Official Closing Level of each Underlying on the fourth Observation Date (the Final Valuation Date) is greater than or equal to its Initial Level , but not on any previous Observation Dates.

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Official Closing Level on the Third Observation Date	Final Level on Fourth Observation Date
SPX	1,000	980.00 / -2.00%	1,050.00/ 5.00%	850.00/ -15.00%	1,100.00 / 10.00%
RTY	1,000	950.00 / -5.00%	900.00 / -10.00%	750.00 / -25.00%	1,050.00 / 5.00%

Because the Official Closing Level of each Underlying on the fourth Observation Date is at or above its Initial Level , the Notes will be called and you will receive $1,268.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 26.80% return on the Notes.

Example 3—The Notes are not called and the Final Level of the Least Performing Underlying is less than the Initial Level but greater than or equal to its Barrier Level.

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Official Closing Level on the Third Observation Date	Final Level on Fourth Observation Date
SPX	1,000	750.00 / -25.00%	800.00 / -20.00%	750.00 / -25.00%	900.00 / -10.00%
RTY	1,000	800.00 / -20.00%	750.00 / -25.00%	850.00 /-15.00%	800.00 /-20.00%

RTY is the Least Performing Underlying .Because the Final Level of the Least Performing Underlying is greater than or equal to the Barrier Level, you will receive $1,100.00 per Note, reflecting the Principal Amount plus the Contingent Return Payment, resulting in a 10.00% return on the Notes, even though the level of each Underlying has declined.

Example 4—The Notes are not called and the Final Level of the Least Performing Underlying is less than its Barrier Level.

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Official Closing Level on the Third Observation Date	Final Level on Fourth Observation Date
SPX	1,000	800.00/ -20.00%	750.00/ -25.00%	900.00/ -10.00%	1,050.00/ 5.00%
RTY	1,000	750.00/ -25.00%	800.00/ -20.00%	600.00/ -40.00%	400.00/ -600.00%

RTY is the Least Performing Underlying. Because the Final Level of the Least Performing Underlying is less than its Barrier Level, you will receive $400.00 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times -60.00\%) = \$400.00$$

resulting in a -60.00% return on the Notes.

If the Notes are not called and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will be exposed to any decrease in the level of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of April 30, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from May 1, 2009 through May 28, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any Observation Date, including the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of April 30, 2019 were: Financial Services, Consumer Discretionary, Health Care, Technology and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" on page S-37 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from May 1, 2009 through May 28, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If the Notes are subject to an automatic call, the Call Premium will be pro-rated based upon the amount of time that the Notes are outstanding. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Level will be made on such date, irrespective of the existence of a market disruption event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this document, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.25% and referral fees of up to 1.60% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 3.85% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. If the Notes are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date.

We will not attempt to ascertain whether any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

TABLE OF CONTENTS

Pricing Supplement

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$211,000
Autocallable Barrier Notes with Step-Up Premium and Contingent Return Feature Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

May 28, 2019

Pricing Supplement